Mail Stop 3561

      							December 12, 2005


Via U.S. Mail and Fax (215-354-1049)
Randall J. Gort
Vice President
3190 Tremont Avenue
Trevose, Pennsylvania  19053

	Re:  Worldgate Communications, Inc.
	Item 4.01 Form 8-K
      Filed November 23, 2005
	File No. 000-25755

Dear Mr. Gort:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Please file a revised 8-K upon the completion of the audit of your restatements discussed in Item 4.01(b) of your Form 8-K filed on November 17, 2005, and the review of your Form 10-Q for the quarter ended September 30, 2005, to include the date upon which the resignation of your auditors is effective. Please note that all portions of the Form 8-K should be updated, including the section regarding any disagreements. A new Exhibit 16 letter will also be required.
2.
When you engage a new independent registered public accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

*    *    *    *

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



If you have any questions, please call Kenya Wright Gumbs at (202)
551-3373.

								Sincerely,



      Robert S. Littlepage			Accountant Branch Chief
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Randall J. Gort
Worldgate Communication, Inc.
December 12, 2005
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